SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

NAVIGANT INTERNATIONAL, INC.

(Name of Applicant)

84 Inverness Circle East

Englewood, CO 80112-5314

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
4.875% Convertible Subordinated Debentures due 2023	Up to $72,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Robert C. Griffith

84 Inverness Circle East

Englewood, CO 80112-5314

(303) 706-0800

(Name and Address of Agent for Service)

With copies to:

Mark R. Levy, Esq.

Holland & Hart LLP

Suite 3200

555 Seventeenth Street

Denver, CO 80202

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	Navigant International, Inc. (the “Company” or “Navigant”) is a corporation.

(b)	The Company is organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

Upon the terms and subject to the conditions set forth in a Consent Solicitation Statement dated June 23, 2005 and in an accompanying consent form, the Company is soliciting a consent, to (i) amend reporting requirements (the “Reporting Amendment”) in the indenture dated as of November 7, 2003 (the “2003 Indenture”) between Navigant and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee (the “Trustee”), pursuant to which Navigant’s 4.875% Convertible Subordinated Debentures due 2023 (“Debentures”) were issued, (ii) amend the 2003 Indenture to add a certain make-whole provision (the “Make-Whole Provision”) and (iii) waive existing defaults under the 2003 Indenture (the “Waiver,” collectively, with the Reporting Amendment and the Make-Whole Amendment, the “Solicitation”).

In the event that the Company receives the requisite consents needed to effect the Reporting Amendment, the Make-Whole Amendment and the Waiver, the terms of the Debentures of all holders will be amended to reflect the amendments requested in the Solicitation. However, the inclusion of the Make-Whole Amendment in the terms of the Debentures may be deemed to create new Debentures (the “New Debentures”), which have terms and conditions identical to the existing Debentures, except that such New Debentures will include the Make-Whole Amendment and the Reporting Amendment. If the Company receives the requisite consents, the New Debentures will continue to be governed by the 2003 Indenture, as amended by the form of supplemental indenture filed as an exhibit hereto (the “Supplemental Indenture,” together with the 2003 Indenture, the “Indenture”) which is to be qualified under this Application for Qualification on T-3.

If the Make-Whole Amendment is deemed to create New Debentures, the New Debentures would be deemed to replace the existing Debentures, exclusively and solely in consideration for the outstanding existing Debentures. Therefore, the transaction would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Debentures have been or are to be made by the Company by or through an underwriter at or about the same time as the Solicitation for which the exemption is claimed. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting consents of the existing Debentures. The Company will, however, pay the reasonable and customary legal, accounting, financial advisory and related fees and expenses, as well as fees for the engagement of D.F. King Co., Inc., as Information Agent and Tabulation Agent for the Company. No Holder has made or will be requested to make any cash payment to the Company in connection with the Solicitation.

AFFILIATIONS

3.	Affiliates

The following is a list of the wholly-owned subsidiaries of the Company as of the date of this application:

1.	AQUA Software Products, Inc., a California corporation

2.	Associated Travel Services of Texas, Inc., a California corporation

3.	Associated Travel Services of Texas, Ltd., a Texas limited partnership

4.	Atlas Travel GP, Inc., a Texas corporation

5.	Atlas Travel Services Corp., a Delaware corporation

6.	Birth Investments Limited, an Australian company

7.	Cornerstone Enterprises, Inc., a Massachusetts corporation

8.	Envision Vacations Canada Inc., an Ontario corporation

9.	FireVine, LLC, a Delaware limited liability company

10.	Incentive Connections, Inc., a New Jersey corporation

11.	International Travel Consultants N.V., incorporated in Belgium

12.	Marine & Oilfield Travel Logistics, LP, a Texas limited partnership

13.	Maple Leaf Collection Inc., an Ontario corporation

14.	Navigant Australia Pty Ltd, an Australian company, fka SYNERGI Travel Australia Pty Limited

15.	Navigant Cruise Center, Inc., a Delaware corporation

16.	Navigant New Zealand Limited, a New Zealand company, fka SYNERGI Travel New Zealand Limited

17.	Navigant International/Brazil Ltda., a Brazilian limited liability company fka K.R. Agencia de Viagens Ltda.

18.	Navigant International Canada Inc., an Ontario corporation

19.	Navigant International/Deutschland GmbH, a German limited liability company

20.	Navigant International/France, a French société anonyme, fka Trascap Voyages

21.	Navigant International Funding Corporation, a Nevada corporation

22.	Navigant International Holdings Australia Pty Limited, an Australian company

23.	Navigant International Holdings Belgium, a Belgian private limited liability company

24.	Navigant International Holdings New Zealand, a New Zealand company

25.	Navigant International/North Central, Inc., an Illinois corporation fka Arrington Travel Center, Inc.

26.	Navigant International/Southwest, LLC, a Delaware limited liability company fka Associated Travel Services, LLC

27.	Navigant International/South Central, L.P., a Texas limited partnership fka Atlas Travel Services, L.P.

28.	Navigant International/Southeast, Inc., a North Carolina corporation fka First Travelcorp, Inc.

29.	Navigant International/Northeast, Inc., a Connecticut corporation fka McGregor Travel Management, Inc.

30.	Navigant International/Northwest, Inc., a Washington corporation fka Mutual Travel, Inc.

31.	Navigant International/Rocky Mountain, Inc., a Colorado corporation fka Professional Travel Corporation

32.	Navigant International UK Holdings, Inc., a Delaware corporation

33.	Navigant International/United Kingdom Limited, incorporated in England and Wales

34.	Navigant UK Limited, incorporated in England and Wales

35.	NavigantVacations.com Holdings, inc., a Delaware corporation

36.	NWT Newco, Inc., an Illinois corporation

37.	Northwestern Travel Service, LP, a Minnesota limited partnership

38.	Passage International, Inc., an Oregon corporation

39.	Scheduled Airlines Traffic Offices, Inc., a Delaware corporation

40.	SatoTravel England Limited, incorporated in England and Wales

41.	Sato Travel srl, incorporated in Italy

42.	Taskeffect Limited, incorporated in England

43.	Traveller Profiles, a New Zealand company

44.	TQ3 Travel Solutions, GmbH.

The following is a list of the affiliates of the Company as of the date of this application:

1.	The Company owns a 50% interest in ATTI General Partnership, a Georgia general partnership, through Navigant International/Southwest, LLC, fka Associated Travel Services, LLC.

2.	The Company owns a 50% interest in Protocol Worldwide Limited through Scheduled Airlines Traffic Offices, Inc.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o 84 Inverness Circle East, Englewood, CO, 80112-5314.

Name	Office
Edward S. Adams	Chairman of the Board, Chief Executive Officer and President
Robert C. Griffith	Chief Operating Officer, Chief Financial Offer and Treasurer
John S. Coffman	Chief Accounting Officer and Senior Vice President/Finance
Kenneth W. Migaki	Chief Information Officer
Eugene A. Over, Jr.	Senior Vice President/Administration, General Counsel and Secretary
Regina Q. Keating	Vice President, Operations and President, Navigant International/Rocky Mountain
Gary M. Alexander	Vice President, Product Development
David F. Buskirk	President, Navigant International/Southwest and Navigant International/Northwest
Fred L. Coward, III	President, Navigant Vacations
Sam A. DeFranco	President, Navigant International/Northeast and Navigant International/Southeast
Lyell H. Farquharson	President, Navigant International/Canada
Richard D. Furness	Managing Director, Navigant International/United Kingdom
Kelly L. Kuhn	President, SatoTravel
Gary R. Pearce	President, Navigant International/South Central and Navigant International/North Central
Michael J. Premo	President, Navigant Integrated Services
Steven E. Some	President, Navigant Performance Group
M. Keith Taylor	Senior Vice President, Sales and Account Manager
Ned A. Minor	Director
Vassilios Sirpolaidis	Director
John A. Ueberroth	Director
David W. Wiederecht	Director
D. Craig Young	Director

5.	Principal owners of voting securities

As of June 17, 2005, to the best of the Company’s knowledge, no person beneficially owned or owned of record more than 10% of the Company’s outstanding voting securities.

UNDERWRITERS

6.	Underwriters

(a) The name and complete mailing address of each person who, within three years to the date of filing the application, acted as an underwriter of any securities of the Company which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Name and Address	Title of Class of Securities Underwritten
Banc of America Securities LLC, McDonald Investments Inc, LaSalle Debt Capital Markets, a division of ABN AMRO Financial Services, Inc., Scotia Capital (USA) Inc, C.E. Unterberg, Towbin, Wells Fargo Securities, LLC, c/o Banc of America Securities LLC, 9 West 57th Street, New York, NY 10019	4.875% Convertible Subordinated Debentures due 2023

(b) There is no proposed principal underwriter for the New Debentures that are proposed to be offered in the connection with the Indenture that is qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of June 17, 2005 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001	150,000,000	15,508,000
4.875% Convertible Subordinated Debentures due 2023	$72,000,000	$72,000,000

(b) Each share of the Company’s common stock entitles its holder to one vote per share on all matters upon which the Company’s stockholders are entitled to vote, including the election of the Company’s directors, mergers, sales of assets not in the regular course of the Company’s business, dissolution and amendments to the Company’s articles of incorporation. The shares of the Company’s common stock are subject to the relative rights, preferences, qualifications and limitations of any class or series of preferred stock.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

While the Make-Whole Amendment may cause the Debentures to be deemed to be New Debentures, the Company will not physically issue any New Debentures. The New Debentures will be issued under an Indenture to be entered into between the Company and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee (the “Trustee”). The Indenture under which the New Debentures will be issued and the terms of the New Debentures will be the same as the 2003 Indenture under which the existing Debentures were issued and the terms of the existing Debentures except that the Supplemental Indenture will include a make-whole provision to provide for adjustments for conversion upon the occurrence of specified Changes of Control of the Company and revisions to the reporting provisions of the Indenture. The Supplemental Indenture for the New Debentures will include the following amendments:

(a)

Make-Whole Amendment. The Make-Whole Amendment concerns adjustments for conversion upon the occurrence of certain changes of control of the Company. The purpose of the Make-Whole Amendment is to provide that if a Holder elects to convert its Debentures in connection with a Change of Control that occurs on or prior to November 1, 2010 and 10% or more of the consideration for the common stock in the change of control consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, the Company will increase the conversion rate of the Debentures, subject to certain limitations. In addition, notwithstanding the foregoing, in connection with a change of control for which the conversion rate would be increased as described above, in the case of a public acquirer change of control, the Company may, at its option and in lieu of increasing the conversion rate, adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, Holders of

Debentures will be entitled to convert their Debentures into a number of shares of public acquirer common stock.

(b)	Reporting Amendment. The Reporting Amendment provides for (a) the extension of the delivery date specified for the 2004 Annual Report required by Section 6.04 of the Indenture to no later than October 31, 2005 (the “10-K Extended Delivery Date”), it being understood and agreed that if the Company fails to deliver the 2004 Annual Report on or before the 10-K Extended Delivery Date, and a notice of default with respect to such failure is delivered to the Company by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if the Company shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, (b) the extension of the delivery date specified for the First Quarter Report pursuant to Section 6.04 of the Indenture to no later than November 9, 2005 (the “10-Q Extended Delivery Date”), it being understood and agreed that if Navigant fails fail to deliver the First Quarter Report on or before the 10-Q Extended Delivery Date, and a notice of default with respect to such failure is delivered to the Company by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if the Company shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, (c) the extension of the delivery date specified for the Second Quarter Report to no later than the 10-Q Extended Delivery Date, it being understood and agreed that if Navigant fails to deliver the Second Quarter Report on or before the 10-Q Extended Delivery Date, and a notice of default with respect to such failure is delivered to the Company by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if the Company shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, and (d) the extension of the delivery date specified for the Compliance Certificate pursuant to Section 5.08 of the Indenture to no later than the 10 K Extended Delivery Date, it being understood and agreed that if Navigant fails to deliver the Compliance Certificate by the 10-K Extended Delivery Date, and a notice of default with respect to such failure is delivered to the Company by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if the Company shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture.

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the 2003 Indenture, which is incorporated by reference to the exhibits of the Company’s Registration Statement on Form S-3 filed on January 30, 2004 and the Supplemental Indenture, which form of is attached as an exhibit hereto. The Company has not entered into the Supplemental Indenture as of the date of this filing, and the terms of the Supplemental Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

The following will be events of default under the Indenture:

•	the Company fails to pay principal of the debentures when due at maturity, upon redemption, upon repurchase or otherwise, whether or not the payment shall be prohibited by the subordination provisions of the Indenture;

•	the Company fails to pay any interest (including additional amounts, if any) on the debentures when due and such failure continues for a period of 30 days, whether or not the payment shall be prohibited by the subordination provisions of the Indenture;

•	the Company fails to provide notice of the occurrence of a fundamental change on a timely basis;

•	the Company defaults in the Company’s obligation to convert the debentures upon exercise of a holder’s conversion right;

•	the Company defaults in the Company’s obligation to repurchase the debentures at the option of a holder upon a fundamental change or on any other repurchase date;

•	the Company defaults in the Company’s obligation to redeem the debentures after it has exercised the Company’s option to redeem;

•	the Company fails to perform or observe any of the other covenants in the Indenture for 60 days after written notice to the Company from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures;

•	default by the Company or any of its subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any of the Company’s indebtedness or indebtedness of any of the Company’s subsidiaries for money borrowed in excess of $10.0 million in the aggregate, whether such indebtedness now exists or shall hereafter be created, resulting in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by the Company or such subsidiary;

•	final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million rendered against the Company or any of its subsidiaries and not stayed, bonded or discharged within 60 days; or

•	any proceedings involving the Company’s bankruptcy, insolvency or reorganization shall have been commenced, except that in the case of an involuntary bankruptcy proceeding, no event of default shall occur unless the proceeding remains undismissed or unstayed and in effect for 60 consecutive days.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the principal and accrued and unpaid interest (including additional amounts, if any) on the outstanding debentures to be immediately due and payable. However, in case of any proceedings involving the Company’s bankruptcy or insolvency, the principal and accrued and unpaid interest (including additional amounts, if any) on the debentures will automatically become due and payable. However, if the Company cures all defaults, except the non-payment of principal or interest (including additional amounts, if any) that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding debentures may waive these past defaults.

The holders of a majority of outstanding debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the Indenture. No holder of the debentures may pursue any remedy under the Indenture, except in the case of a default in the payment of principal or interest (including additional amounts, if any) on the debentures, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in aggregate principal amount of outstanding debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the debentures;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; or

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of reasonable indemnity.

However, holders of a majority in aggregate principal amount of the Debentures at the time outstanding, by notice to the Trustee, may waive certain existing or past defaults.

The Indenture will require the Company every year to deliver to the Trustee a statement as to performance of the Company’s obligations under the Indenture and as to any defaults.

A default in the payment of the debentures, or a default with respect to the debentures that causes them to be accelerated, may give rise to a cross-default under the Company’s credit facility or other indebtedness.

(b) Authentication and Delivery of the Debentures; Use of Proceeds

The Debentures issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by any officer of the Company and delivered to the Trustee.

The Trustee authenticated and made available for delivery the Debentures, upon a written order or orders of the Company. Such order of the Company specified the amount of the Debentures to be authenticated and the date on which the original issue of the Debentures was authenticated.

An authorized signatory of the Trustee manually signed the certificate of authentication on the Debentures. The signature was conclusive evidence that the Debentures were authenticated under the Indenture.

There will be no New Debentures issued under the terms of the Indenture at the completion of the Solicitation. The New Debentures will be evidenced by reference to the terms and conditions of the existing Debentures and the Indenture under which such Debentures were issued, as supplemented in accordance with the terms of the Solicitation.

There will be no proceeds from the issuance of the New Debentures because the New Debentures are deemed to replace the existing Debentures.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Debentures are unsecured obligations of the Company. As such, the New Debentures are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The Indenture will generally cease to be of any further effect with respect to the New Debentures, if (a) the Company has delivered to the Trustee for cancellation all outstanding debentures (other than any debentures that have been destroyed, lost or stolen and in lieu of or in substitution for which other Debentures shall have been authenticated and delivered), or (b) all Debentures not previously delivered to the Trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any repurchase date, including upon the occurrence of a fundamental change, or upon conversion or otherwise, and the Company has deposited with the trustee as trust funds the entire amount in cash and/or the Company’s common stock, as applicable under the terms of the Indenture, sufficient to pay all the outstanding Debentures, and if, in either case, the Company also pays or cause to be paid all other sums payable under the Indenture by it thereunder.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officer’s certificate as to the signer’s knowledge of the Company’s compliance with all the terms, provisions and conditions on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the officer’s certificate must describe the nature and the status of the default or Event of Default.

9.	Other obligors

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference herein from Navigant’s Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on February 19, 1998 File No. 333-46539).

Exhibit T3B	By-laws of the Company, in effect as of the date hereof (incorporated by reference herein from Navigant’s Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on February 19, 1998 File No. 333-46539).

Exhibit T3C	Indenture dated November 7, 2003 between Navigant and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as Trustee (incorporated by reference to the Company’s Registration Statement on Form S-3 filed on January 30, 2004).

Exhibit T3C-1*	Form of Supplemental Indenture between Navigant and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Consent Solicitation Statement dated June 23, 2005.

Exhibit T3E-2*	Consent Form dated June 23, 2005.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005

Exhibit T3E-4*	Letter to Clients dated June 23, 2005.

Exhibit T3E-5*	Form 8-K announcing the commencement of the Solicitation filed on June 23, 2005.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Navigant International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Denver and State of Colorado, on the 23 day of June, 2005.

(Seal)	Navigant International, Inc.

	By:	/s/ Robert C. Griffith
	Name:	Robert C. Griffith
	Title:	Chief Operating Officer and Chief Financial Officer and Treasurer

Attest:	/s/ Marte Parker
Name: Marte Parker
Title: Legal Affairs Corporate Coordinator